Exhibit 2.1

Description of Securities

Caesarstone Ltd., an Israeli corporation (the “Company,” “we,” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s ordinary shares, par value NIS 0.04 per share. The following is a summary of some of the terms of our ordinary shares based on our articles of association, as may be amended and restated from time to time, and Israeli law.

The following summary is not complete and is not subject to, and is qualified in its entirety by reference to, the provisions of our articles of association and Israeli law.

Type of Securities: Ordinary shares, par value NIS 0.04 per share.

Name of exchange on which registered: Our ordinary shares have been trading on the Nasdaq Global Select Market under the symbol “CSTE” since March 2012.

Share Capital: Our authorized share capital consists of 200,000,000 ordinary shares, par value 0.04 per share. All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Restrictions on shares: Our ordinary shares are not redeemable and do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for citizens of countries which are, or have been in a state of war with Israel or under anti-terror legislation.

Voting: Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Transfer of shares: Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of directors: Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors.

Dividend and liquidation rights: Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Israeli Companies Law, 5759-1999 (the “Companies Law”) the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder meetings: We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 14 days and, in certain cases, 35 days. The chairman of our board of directors presides over our general meetings. However, if there is no such chairman or if at any meeting the chairman is not present within 15 minutes after the appointed time, or is unwilling to act as chairman, then the board members present at the meeting shall choose one of the board members as chairman of the meeting and if they shall not do so then the shareholders present shall choose a board member, or if no board member is present or if all the board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum: Pursuant to our articles of association, the quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the invitation to the meeting or in the notice of the meeting to the shareholders. Pursuant to the Companies Law, at the reconvened meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting.

Resolutions: Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy and voting on the resolution (excluding abstentions).

Access to corporate records: Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or with the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or that of a certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each of member of the board of directors have in the offer or stems therefrom.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “—Voting.”

Tax law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives an advanced ruling from the Israeli Tax Authority for different tax treatment.

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change. All of our issued and outstanding shares are of equal rights between them.

Furthermore, our articles of association provide that we may, or our shareholders may authorize, the following changes to our share capital:
•	alter or add classes of shares that will constitute our authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations;
•	consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares;
•	cancel any registered shares not yet allocated, provided that we have not many any commitment to allocate such shares;
•	reduce our share capital and any reserved fund for redemption of capital.

Establishment

We were incorporated under the laws of the State of Israel on December 31, 1989. Our predecessor commenced operations in 1987. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-143950-7. Our purpose as set forth in Article 5 of our articles of association is to engage in any lawful business.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.